Exhibit 3.1

CERTIFICATE OF AMENDMENT
OF
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
CHECKPOINT THERAPEUTICS, INC.

Checkpoint Therapeutics, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify as follows:

FIRST: That the Corporation’s original Certificate of Incorporation was filed on November 10, 2014.

SECOND: That the Board of Directors of the Corporation duly adopted resolutions by written consent proposing and declaring advisable the amendment of the Amended and Restated Certificate of Incorporation of the Corporation, as follows:

The first paragraph of ARTICLE IV of the Amended and Restated Certificate of Incorporation be replaced and amended in its entirety to read as follows:

1. Common Stock. The total number of shares of capital stock that the Corporation shall have the authority to issue is one hundred seventy-five million (175,000,000) shares of Common Stock, with $0.0001 par value, of which seven hundred thousand (700,000) shares are designated as “Class A Common Stock” (the “Class A Common Stock”). The powers, preferences and relative participating, optional and other special rights of the respective classes of the Corporation’s capital stock or the holders thereof and the qualifications, limitations and restrictions thereof are as follows:

THIRD: That such amendment of the Amended and Restated Certificate of Incorporation of the Corporation was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment of the Amended and Restated Certificate of Incorporation to be signed by its President and Chief Executive Officer on this 13th day of May, 2024.

CHECKPOINT THERAPEUTICS, INC.

By:	/s/ James F. Oliviero
James F. Oliviero, President and CEO